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Schedule 13D                                                         Page 1 of 9

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SEC        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (2-   INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
98)        THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                       UNITED STATES                      ---------------------
            SECURITIES AND EXCHANGE COMMISSION                OMB APPROVAL
                   Washington, D.C. 20549                 ---------------------
                                                          OMB Number: 3235-0145
                        SCHEDULE 13D                      ---------------------
                                                          Expires: November 30,
        Under the Securities Exchange Act of 1934         1999
                   (Amendment No.          )*             ---------------------
                                 ---------                Estimated average
                                                          burden hours per
                                                          response........ 14.9
                                                          ---------------------

                           SUNDOG TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  867302 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Caldera Holding Co., L.C., 36 So. State, #2000, SLC, UT 84111 (801)532-8000
                              Attn: Doug Griffith
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 12, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SECTIONS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTION 240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13D                                                         Page 2 of 9


CUSIP No. 867302 101
          ----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Caldera Holding Company, L.C.; Fed. Id. #87-0641584
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  / /
     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
                                         Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Utah, U.S.
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                7,523,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                7,523,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      7,523,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                           32%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
             00 - limited liability company




-------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

                                  SCHEDULE 13D

CUSIP NO. 867302 101

                              RESPONSES TO ITEM 1-7

ITEM 1.  SECURITIES AND ISSUER

         This Schedule 13D relates to the common stock, a par value $.001per share (hereinafter "common stock") of Sundog Technologies, Inc., a Delaware Corporation, formerly known as Thorsden Group, Ltd. (hereinafter "the Company"). The principal executive offices of the Company are located at 4505 South Wasatch Blvd., Suite 340, Salt Lake City, UT 84124.

ITEM 2.  IDENTITY AND BACKGROUND

      (a) Caldera Holding Company, L.C., a limited liability company (hereinafter "Caldera") registered in the State of Utah. Douglas E. Griffith is the only manager and member of Caldera.

      (b) The business address of Caldera and Mr. Griffith, is 36 South State Street, Suite 2000, Salt Lake City, Utah 84111.

      (c) Caldera's purpose is to hold securities and engage in transactions with such securities being held.

      (d) During the last five (5) years neither Caldera nor Mr. Griffith has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five (5) years neither Caldera nor Mr. Griffith has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment decree or final order enjoining future violations or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      Caldera could be deemed a member of a group for purposes of this
Schedule 13D, because as more fully described below, it has entered into an Agreement with several principal shareholders of the Company with regard to the holding and distribution of securities (hereinafter "Agreement Shares"), which Agreement is the subject of this filing. Nevertheless, Caldera disclaims that it has acted as a member of a group for purposes of acquiring, holding or disposing of the common stock and Caldera disclaims beneficial ownership of the Agreement Shares which are deemed to be owned by the principal shareholders.

ITEM NO. 3. SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION

      As more fully described below, Caldera, if it receives any consideration whatsoever for its participation in the Agreement, will only receive an option to purchase certain of the Agreement Shares at an exercise price of $0.15 per share. If such option is granted and exercised the source of the funds will be Caldera's own funds.

ITEM NO. 4.  PURPOSE OF TRANSACTION

      (a-j) Effectively January 12, 2000, Caldera entered into an agreement (hereinafter "Agreement") with Marty Alfred, Bruce Baird, Jeffrey Barlow, Tim Kapp, Stephen Russell, Dave Valenti, Gary Wright, John Zollinger and John Blumenthal (hereinafter collectively the "principal shareholders".) Caldera acted independently from each of the principal shareholders in determining to entering into the Agreement. A copy of the Agreement is attached hereto as
Exhibit 1. Pursuant to the Agreement, Caldera was given the right to grant options on 7,523,000 shares (hereinafter "Agreement Shares") of the Company's common stock which shares are owned by and were being held by the principal shareholders. According to the Agreement, Caldera, in its sole discretion and in private qualified transactions, has the right to grant derivative options on the Agreement Shares at an exercise of $.15 per share. Voting control of the Agreement Shares, prior to the exercise of any option, is held by Caldera. The Agreement Shares are held in escrow by Caldera until the options are exercised. Proceeds from the exercise of the options will be paid to Caldera and then transmitted to the principal shareholders, with no commissions or fees paid to Caldera, excepting possible issuance of an option to Caldera.

      Caldera's objective in issuing options on the Agreement Shares will be dictated by the instructions set forth in the Agreement to fulfill the purposes of facilitating the Company's executive recruitment and private placements pursuant to exemptions from registrations provided by said Section 4(2) and/or 3(b) as well as by Regulation D promulgated under the Securities Act of 1933. Caldera also acts as the escrow agent for the Agreement Shares and may grant derivative options to the Company, investors, or to any party qualified and meeting the objectives of the Agreement. While Caldera holds the Agreement Shares in escrow, actual ownership of said such shares continues to be held by the respective principal shareholders who contributed a portion of their common stock to Caldera to fulfill the purposes set forth in the Agreement. Caldera takes no actual ownership of said shares unless and until Caldera is granted an option for a portion of the Agreement Shares and exercises said option pursuant to the Agreement. If any portion of the Agreement Shares remains unexercised at the end of the option term, such shares will be returned to the principal shareholders on a pro rata basis.

ITEM NO. 5.  INTEREST IN THE SECURITIES OF THE ISSUERS

      On the presumption that beneficial ownership entails voting control and disposition rights but not actual ownership or title, the number of shares beneficially owned by Caldera is 7,523,000.

      (a) Percent of class - 32% based upon shares of common stock outstanding as of 1/12/2000.

      (b) Sole power to vote, direct the vote or dispose of shares -- 7,523,000 shares

      (c)   Recent transaction (60) days. None

      (d)   Rights with respect to dividends or sales proceeds. None

      (e)   Rights of cessation of 5%. Not applicable.

ITEM NO. 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUERS

         See Exhibit 1 and Item 4 above. The reporting person is unaware of any other agreements involving the securities of the issuer and the reporting person.

ITEM NO. 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1:  Agreement Between Caldera and the Principal Shareholders